SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of:

AMEREN CORPORATION                                SEMI-ANNUAL CERTIFICATE
UNION ELECTRIC DEVELOPMENT                        PURSUANT TO RULE 24UNDER THE
   CORPORATION                                    PUBLIC UTILITY HOLDING COMPANY
CIPSCO INVESTMENT COMPANY                         ACT OF 1935
CILCORP INVESTMENT MANAGEMENT


File No.  70-9965
================================================================================

     Ameren Corporation ("Ameren"), a registered holding company, and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 4, 2002 (Holding Co. Act Release No. 35-27536). This certificate is filed with respect to transactions consummated during the period commencing January 1, 2004 and ending June 30, 2004.

     File No. 70-9965:
     ----------------

     a. The consolidated balance sheet and twelve-month statement of income as of the end of the six-month period.

          To be filed confidentially as Exhibits A, B and C under Rule 104.

     b. The amount of revenues and any form of compensation received during each six-month period ending June 30 or December 31 as applicable, from any and all Tax Credit Projects directly or indirectly owned.

          Other than the annual tax credits and operating losses which lower the amount of paid taxes, neither Union Electric Development Corporation ("UEDC"), CIPSCO Investment Company ("CIC") or CILCORP Investment Management ("CIM") receive any compensation from these tax credit investments.

     c. The name of each new Tax Credit Project company in which an investment was made during the six-month period and upon staff request a copy of the applicable operating agreement.

          On April 28, 2004, CIPSCO Investment Company made a $1,000,000 commitment to participate in the 2004 Illinois Equity Fund, LLC.

     d. The amounts of investment made during each six-month period in the Tax Credit Projects and cumulative comparisons of the
              $125 million authorized in this order.

          Refer to attached Exhibit D.

     e. The cumulative number of any and all Tax Credit Projects, and any other investment position in any form of non-utility assets at the end of each six-month period.

          Refer to Exhibit D for the tax credit summary and the statement of assets shown in Exhibits A, B and C.

     The undersigned registered holding company has duly caused this semi-annual report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation



By      /s/ Jerre E. Birdsong                 Date:    August 13, 2004
  --------------------------------------
            Jerre E. Birdsong
            Vice President and Treasurer














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

                                                                                                  Exhibit D
Ameren - Equity Tax Credit Investment Summary

          Union Electric Development Corporation (UEDC)
          ---------------------------------------------
                                                                 Equity Invested as of
                                                                12/31/2003   06/30/2004
          St. Louis Equity Fund:  St. Louis, MO
                    1988 LP                                      $ 512,047    $ 512,047
                    1990 LP                                      $ 484,325    $ 484,325
                    1991 LP                                      $ 498,931    $ 498,931
                    1992 LP                                      $ 516,461    $ 516,461
                    1993 LP                                      $ 489,812    $ 489,812
                    1994 LP                                      $ 491,028    $ 491,028
                    1995 LLC                                     $ 493,400    $ 493,400
                    1996 LLC                                     $ 591,550    $ 591,550
                    1997 LLC                                     $ 592,532    $ 592,532
                    1998 LLC                                     $ 495,086    $ 586,294
                    1999 LLC                                     $ 618,117    $ 799,341
                    2000 LLC                                     $ 509,760    $ 669,709
                    2001 LLC                                     $ 390,993    $ 541,437
                    2002 LLC                                     $ 178,017    $ 343,478
                    2003 LLC                                     $ 135,000    $ 635,937
                    2004 LLC                                           $ -          $ -
          Housing Missouri, Inc: St. Louis, MO
                    1996 LLC                                     $ 286,956    $ 286,956
                    1997 LLC                                     $ 286,464    $ 286,464
                    1998 LLC                                     $ 240,933    $ 286,453
                                                  --------------------------------------
                                      Total UEDC:              $ 7,811,412  $ 9,106,155

          CIPSCO Investment Company (CIC)
          -------------------------------
          Illinois Equity Fund:  Springfield, Illinois
                    1992 LP                                      $ 500,000    $ 500,000
                    1994 LP                                    $ 1,000,000  $ 1,000,000
                    1996 LP                                    $ 1,000,000  $ 1,000,000
                    1998 LP                                      $ 446,260    $ 592,000
                    2000 LP                                      $ 103,464    $ 114,016
                    2002 LP                                       $ 50,114     $ 54,662
                    2003 LLC                                           $ -          $ -
                    2004 LLC                                         Refer to Note 1
          St. Louis Equity Fund:  St. Louis, Missouri
                    1999 LLC                                     $ 309,059    $ 399,670
                    2000 LLC                                     $ 254,879    $ 334,853
                    2001 LLC                                     $ 195,497    $ 270,719
                    2002 LLC                                      $ 89,009    $ 171,739
                                                  --------------------------------------
                                       Total CIC:              $ 3,948,282  $ 4,437,659

          CILCORP Investment Management (CIM) (Note 2)
          --------------------------------------------
          (This is provided for informational purposes only)
          Illinois Equity Fund:  Springfield, Illinois
                    1992 LP                                      $ 250,000    $ 250,000
                    1994 LP                                      $ 250,000    $ 250,000
                    1996 LP                                      $ 250,000    $ 250,000
                    1998 LP                                      $ 223,130    $ 296,180
          Midwest Equity Fund:
                    Midwest Tax Credit Fund I                  $ 1,000,000  $ 1,000,000
                    Midwest Tax Credit Fund II                 $ 3,000,000  $ 3,000,000
          Banc One                                             $ 3,882,731  $ 3,882,731
          Sun America 51                                       $ 7,499,998  $ 7,499,998

                                                  --------------------------------------
                                       Total CIM:             $ 16,355,859 $ 16,428,909


                    Ameren Corporation Total:                 $ 28,115,553 $ 29,972,723


          Notes

          1 In April  2004,  CIPSCO  Investment  Company  signed a  subscription agreement for $1,000,000 to participate in the Illinois Equity Fund 2004 LLC fund.
          2 Ameren  acquired  the  tax  credit   investments  held  in   CILCORP
            subisidaries in 2003 under Holding Company Act Release No. 27645, January 29, 2003 Ameren Corporation, et al. No additional tax credit investments have been made in CIM since the date of the order.
                    SEC Authorized Amount           $125,000,000      Remaining
                                                                       Balance
                    Commitments prior to SEC Order   $16,600,000    $108,400,000
                    Subsequent Commitments
                            SLEF 2003 (12/19/2002)    $1,500,000    $106,900,000
                                IEF 2003(6/6/2003)      $500,000    $106,400,000
                             SLEF 2004 (11/6/2003)    $1,500,000    $104,900,000
                              IEF 2004 (4/28/2004)    $1,000,000    $103,900,000